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                                                      Registration No. 333-96061
                                                              Rule No. 424(b)(3)
PROSPECTUS SUPPLEMENT No. 2
(To Prospectus Supplement No. 1
dated June 30, 2000 and to Prospectus
dated February 24, 2000)

                         [LOGO OF HOLDERS/SM/ TELECOM]

                       1,000,000,000 Depositary Receipts
                    Internet Architecture HOLDRS/SM/ Trust

   This prospectus supplement amends and supplements information contained in the prospectus dated February 24, 2000 relating to the sale of up to 1,000,000,000 depositary receipts by Internet Architecture HOLDRS Trust.

   The depositary trust agreement entered into between Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the initial depositor, and The Bank of New York, as trustee, has been amended as of November 22, 2000. The agreement has been amended to revise the rules related to distributions of securities from the Internet Architecture HOLDRS Trust.

   The depositary trust agreement has been amended to provide the following:

  . if a company included in the Internet Architecture HOLDRS Trust distributes securities, the distributed securities will not be distributed from the Internet Architecture HOLDRS Trust, unless either the distributed securities are not listed for trading on a U.S. national securities exchange or through Nasdaq NMS or the distributed securities have a Standard & Poor's sector classification that is different from the Standard & Poor's sector classifications represented in the Internet Architecture HOLDRS Trust at the time of the distribution, and

  . if the securities of a company included in the Internet Architecture HOLDRS Trust are no longer outstanding, as a result of a merger, consolidation, corporate combination or other event, any securities received in exchange for those securities will not be distributed from the Internet Architecture HOLDRS Trust, unless either the securities received in exchange are not listed for trading on a U.S. national securities exchange or through Nasdaq NMS or the securities received in exchange have a Standard & Poor's sector classification that is different from the Standard & Poor's sector classifications represented in the Internet Architecture HOLDRS Trust at the time of the exchange.

   Standard & Poor's Corporation is an independent source of market information that, among other things, classifies the securities of public companies into various sector classifications based on its own criteria. There are 11 Standard & Poor's sector classifications and each class of publicly traded securities of a company are given only one sector classification. As of the date of this prospectus supplement, the securities included in the Internet Architecture HOLDRS Trust are represented in the Technology sector. The Standard & Poor's sector classifications of the securities included in the Internet Architecture HOLDRS Trust may change over time if the companies that issued these securities change their focus of operations or if Standard & Poor's alters the criteria it uses to determine sector classifications, or both.

   It is anticipated, as a result of Standard & Poor's broadly defined sector classifications, that most distributions or exchanges of securities will not result in the distribution of securities from the Internet Architecture HOLDRS Trust. The trustee will review the publicly available information that identifies the Standard & Poor's sector classifications of securities to determine whether securities received as a result of a distribution by an underlying issuer or in exchange of securities included in the Internet Architecture HOLDRS Trust will be distributed from the Internet Architecture HOLDRS Trust to you.

   The date of this prospectus supplement is November 28, 2000.